170 Van Voorhis Road

Pittsford, NY 14534

585.387.9000

VIA EDGAR AND CERTIFIED MAIL/RETURN RECEIPT REQUESTED

November 10, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-15781; 811-22279

Ladies and Gentlemen:

I am writing to you today to advise you that, effective as of November 9, 2011, this firm no longer represents Our Street Funds, Inc., a corporation organized under the laws of the State of Maryland (Registrant).

Registrant filed its initial registration statement on Form N-1A on February 27, 2009, and, thereafter, has filed two pre-effective amendments.  As of this date, the registration statement has not become effective, and Registrant has not commenced operations.

In a letter to the Division of Investment Management dated as of August 15, 2011, we advised that Registrant was considering whether it would proceed with a pre-effective amendment that would be required (i.e. to address the additional comments received from the staff) or whether it would withdraw its registration statement.  In a subsequent letter to the Division of Investment Management dated as of September 15, 2011, we advised that Registrant had determined to file an application seeking to withdraw its registration statement and that Registrant (then) anticipated that it will file such an application no later than September 30, 2011. To the best of my knowledge, the Application for De-Registration on Form N-8F remains incomplete as of this date.

On November 9, 2011, I advised Registrant of my firm’s decision to terminate its Engagement Letter with Registrant, and encouraged Registrant to seek other counsel for purposes of completing the Form N-8F Application. If questions arise in the meantime, the staff may contact Gary Stratton, the President of Our Street Funds, Inc. directly.

Respectfully,

Patricia C. Foster, Esq. PLLC

By: /S/ Patricia C. Foster

CC:

Vincent J. DeStefano

Our Street Funds, Inc.

Sanville & Co., Inc.

Huntington National Bank, N.A.